18010044

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eastgate Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Old Country Road, Garden City, NY 11364

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim O'Reilly 516-287-0946

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP

(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC May 31, 2019 WASH DC

OATH OR AFFIRMATION

I, Jim O'Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastgate Securities, LLC, as of ~~March 31~~ May 28th, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nothing

Signature

Chief Executive Officer

Title

Notary Public

MATTHEW E MURER
Notary Public - State of New York
NO. 01MU6224550
Qualified in Suffolk County
My Commission Expires Jul 6, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eastgate Securities, LLC

Financial Statements
and Supplementary Information
Together with Auditor's Report

As of and for the Year Ended March 31, 2019

Contents
As of and for the Year Ended March 31, 2019

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Eastgate Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eastgate Securities LLC (the "Company") as of March 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Eastgate Securities, LLC as of March 31, 2019, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eastgate Securities, LLC's management. Our responsibility is to express an opinion on Eastgate Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Eastgate Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Eastgate Securities, LLC's financial statements. The supplementary information is the responsibility of Eastgate Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Eastgate Securities, LLC's auditor since 2019.

Melville, New York
May 28, 2019

Nawrocki Smith LLP

Statement of Financial Condition
As of March 31, 2019

ASSETS		
Cash	$	45,285
Prepaid expenses		6,092
TOTAL ASSETS	$	51,377
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	7,500
TOTAL LIABILITIES		7,500
MEMBER'S EQUITY		43,877
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	51,377

Statement of Operations
For the year ended March 31, 2019

REVENUE:	
Advisory fees	$ 99,980
Investment banking fees	26,400
Other income	16,826
Total revenue	143,206
OPERATING EXPENSES:	
Professional fees	120,766
Compensation expense and related costs	71,162
Regulatory fees	25,346
Travel and meals expense	10,284
Occupancy expense	9,945
Advertising expense	6,411
Communication expense	5,920
Other expense	1,178
Total expenses	251,012
NET LOSS	$ (107,806)

Eastgate Securities, LLC

Statement of Changes in Members' Equity
For the year ended March 31, 2019

MEMBER'S EQUITY, April 1, 2018	$	107,320
Capital contributions		87,500
Capital distributions		(43,137)
Net loss		(107,806)
MEMBER'S EQUITY, March 31, 2019	$	43,877

Statement of Cash Flows
For the year ended March 31, 2019

OPERATING ACTIVITIES:	
Net loss	$ (107,806)
Adjustments to reconcile net income to net cash used by operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	160,749
Decrease in prepaid expenses	136
Decrease in accounts payable and accrued expenses	(222,449)
Net cash used in operating activities	(169,370)
FINANCING ACTIVITIES:	
Capital contributions	87,500
Capital distributions	(43,137)
Net cash provided by financing activities	44,363
NET DECREASE IN CASH	(125,007)
CASH AT BEGINNING OF YEAR	170,292
CASH AT END OF YEAR	$ 45,285

Notes to Financial Statements
For the year ended March 31, 2019

1. Organization and Nature of Business

Eastgate Securities, LLC (the "Company") was incorporated in the State of Delaware in July 2006. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

a) Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition

Revenues include fees arising from client offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services.

d) Income Taxes

The LLC is treated as a disregarded entity and has no federal and state lax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to file income tax returns in both state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2019, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2019 or during the year then ended.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements.

The primary pronouncement pertaining to the Company is ASU 2014-09 *Revenue from Contracts with Customers* (referred to as "ASC 606"). The Company adopted and specifically analyzed ASC 606 and found that implementation would not have a material impact on the financial statements taken as a whole.

In most cases, management has determined that all such aforementioned pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Notes to Financial Statements
For the year ended March 31, 2019

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2019 or during the year then ended. Net

Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2019, the Company had net capital of $37,785 which was $32,785 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 19.85%.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet dale for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 28, 2019, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Eastgate Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the year ended March 31, 2019

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	43,877
DEDUCTIONS AND OTHER ALLOWABLE CREDITS:		
Non-allowable assets		(6,092)
Total deductions and other allowable credits		(6,092)
NET CAPITAL	$	37,785
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	7,500
COMPUTATION OF **BASIC** NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
Excess net capital	**$**	**32,785**
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	31,785
Percentage of aggregate indebtedness to net capital		19.85%

There are no material differences between the preceding computation and the Company's corresponding unaudited, amended Part II of Form X-17A-5 as of March 31, 2019.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Eastgate Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Year Ended March 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

Eastgate Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

Year Ended March 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Eastgate Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eastgate Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
May 28, 2019

Nawrocki Smith LLP

Eastgate Securities, LLC
Exemption Report

May 28, 2019

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Eastgate Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the year ended March 31, 2019 without exception.

I, Jim O'Reilly, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

James O'Reilly
Title CEO

Date: May 28, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 3/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Eastgate Securities, LLC
666 Old Country Road, Suite 203
Garden City, NY 11530

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ernie Kappotis 978-335-7015

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 190
B.	Less payment made with SIPC-6 filed (**exclude interest**) 10/11/2018 Date Paid	(89)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	101
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 101

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 101

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Eastgate Securities, LLC
(Name of Corporation, Partnership or other organization)

Ernest D. Kappotis
(Authorized Signature)

Dated the 8th day of May, 20 19.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2018
and ending 3/31/2019

Item No.	Eliminate cents
2a. *Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)*	$ 143,202
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	--------------------
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses	16,555
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	16,555
2d. SIPC Net Operating Revenues	$ 126,647
2e. General Assessment @ .0015	$ 190
	(to page 1, line 2.A.)